United States securities and exchange commission logo





                              May 12, 2021

       Jacob DiMartino
       Chief Executive Officer
       Raadr, Inc.
       1 West Deer Valley Rd.
       Suite 105
       Phoenix, AZ 85027

                                                        Re: Raadr, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 5, 2021
                                                            File No. 024-11519

       Dear Mr. DiMartino:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A submitted May 5, 2021

       Executive Compensation, page 27

   1. Please revise to provide executive compensation disclosure required by Item 11 of Form
                                                        1-A for the year ended
December 31, 2020.
       Principal Stockholders, page 28

   2. Please revise the beneficial ownership table to reflect the total voting power of Jacob
                                                        DiMartino taking into
account his shares of common stock and Series E Preferred Stock.
       Exhibit Index, page 32

   3. Please file your bylaws as an exhibit to this offering circular. Refer to Item 17 of Form 1-
                                                        A.
 Jacob DiMartino
Raadr, Inc.
May 12, 2021
Page 2

      Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any questions.



                                                        Sincerely,
FirstName LastNameJacob DiMartino
                                                        Division of Corporation
Finance
Comapany NameRaadr, Inc.
                                                        Office of Technology
May 12, 2021 Page 2
cc:       William R. Eilers, Esq.
FirstName LastName